United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
March 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signature Page

Press Release
PROPOSAL FOR THE DESTINATION OF EARNINGS
FROM THE FISCAL YEAR ENDED DECEMBER 31, 2009
Dear Members of the Board of Directors,
The Executive Officers Board of Vale S.A. (Vale), in lieu with Article 192 of Law # 6.404 (amended by Laws #10,303 and #11,638) and Articles 41 to 44 of Vale’s Bylaws, hereby presents to the Board of Directors, a proposal for the destination of profits earned in the fiscal year ended December 31, 2009.
The net profits of such fiscal year, according to the Financial Statements, amounted R$10,248,947,613.54 (ten billion, two hundred forty-eight million, nine hundred and forty-seven thousand, six hundred and thirteen Reais and fifty-four cents), calculated according to the Brazilian Corporate Law accepted accounting principles and the rules and releases issued by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários). The net profits added to the unrealized income reserve, in the amount of R$38,520,245.46 (thirty-eight million five hundred and twenty thousand, two hundred and forty-five Reais and forty-six cents) totalizes R$10,287,467,859.00 (ten billion, two hundred eighty-seven million, four hundred and sixty-seven thousand, eight hundred and fifty-nine Reais) for which the following destination is hereby proposed:
I — LEGAL RESERVE
5% of the net profits of the fiscal year, must be placed in this reserve, up to a limit of 20% (twenty percent) of the Paid-in Capital, in accordance to the terms of Article 193 of Law # 6.404 and Article 42 of Vale’s Bylaws, equivalent to R$512,447,380.68 (five hundred and twelve million, four hundred forty-seven thousand, three hundred and eighty Reais and sixty-eight cents).
II — TAX INCENTIVE RESERVE
Vale is entitled to certain exemptions/reductions of income tax on regulated exploration earnings, as follows: (a) the Establishment Report # 0154/2004 issued by the Agência de Desenvolvimento do Nordeste — ADENE, currently known as Superintendência de Desenvolvimento do Nordeste — SUDENE (Northeast Development Institution) related to tax incentives granted for the extraction of sodium chlorate and potash chlorate in the State of Sergipe,(b) the Establishment Report #023/2007 issued by the Agência de Desenvolvimento da Amazônia — ADA, currently known as Superintendência de Desenvolvimento da Amazônia — SUDAM (Amazonian Development Institution) related to tax incentives granted to copper extraction in the State of Pará and (c) the Establishment Report #265/2008 issued by the Amazonian Development Institution related to tax incentives granted on the extraction of bauxite in the State of Pará.
Pursuant to the taxation law that stated such incentive, according to Article 545 of the income tax rules (Regulamento do Imposto de Renda — RIR), the tax which is not paid due to an exemption may not be distributed to shareholders, and must be set aside in a reserve used exclusively for the increase of capital or the absorption of losses.
Being thus duly explained, based on the article 195-A of Law #6.404, included by Law #11.638, we propose to allocate to this reserve the amount of R$119,652,582.99 (one hundred and nineteen million, six hundred and fifty-two thousand, five hundred and eighty-two Reais and ninety-nine cents).

III — DIVIDENDS / INTEREST ON SHAREHOLDERS’ EQUITY
The mandatory dividend of 25%, provided by Article 202, of Law #6.404 and Article 44 of Vale’s Bylaws, is determined on the basis of adjusted net profits , which for the 2009 fiscal year amounted R$9,655,367,895.33 (nine billion, six hundred fifty-five million, three hundred and sixty-seven thousand, eight hundred and ninety-five Reais and thirty-three cents), equivalent to the 2009 net profits in the amount of R$10,248,947,613.54 (ten billion, two hundred forty-eight million, nine hundred and forty-seven thousand, six hundred and thirteen Reais and fifty-four cents), from which both(i) the legal reserve, in the amount of R$512,447,380.68 (five hundred and twelve million, four hundred forty-seven thousand, three hundred and eighty Reais and sixty-eight cents) and (ii) the tax incentive reserve of R$119,652,582.99 (one hundred nineteen million, six hundred fifty-two thousand, five hundred eighty-two Reais and ninety-nine cents) are deducted, and added to unrealized income revenue reserve of R$38,520,245.46 (thirty-eight million, five hundred and twenty thousand, two hundred and forty-five Reais and forty-six cents). Thus, the mandatory dividend of 25% on adjusted net profit amounts R$2,413,841,973.83 (two billion, four hundred and thirteen million, eight hundred and forty-one thousand, nine hundred seventy-three Reais and eighty-three cents) equivalent to R$0.463067 (forty-six cents, three tenths and sixty-seven thousandths of cents) per outstanding share.
Pursuant to Article 5 of Vale’s Bylaws, holders of the preferred shares are entitled to a a minimum annual dividend equal to 6% of their pro rata share paid-in capital or 3% of the book value per share. As of December 31, 2009, such reference value for the minimum annual dividend were respectively: R$1,108,153,354.80 (one billion, one hundred and eight million, one hundred and fifty-three thousand, three hundred fifty-four Reais and eighty cents) equivalent to R$0.545620 (fifty-four cents, five tenths, six hundredths and twenty-six thousandths of cents) per outstanding preferred share or R$1.164,141,865.98 (one billion, one hundred sixty-four million, one hundred and forty-one thousand, eight hundred sixty-five Reais and ninety-eight cents), equivalent to R$0,573187 (fifty-seven cents, three tenths, one hundredth and eighty-seven thousandths of cents) per outstanding preferred share.
Therefore, considering the possibility of paying interest on shareholders’ equity, based on Articles 5°, 42, sole paragraph, and 45, of Vale’s Bylaws, as well as the cash situation of Vale and in favour of the shareholders equal treatment , the Executive Officers Board, hereby, proposes:
a)
To ratify the interest on shareholders’ equity distribution, based on the Executive Officers Board’s proposal and approved by the Board of Directors, during the meeting held on October 15, 2009, of the amount of R$94.802.809,07 (ninety-four million, eight hundred and two thousand, eight hundred nine Reais and seven cents) paid as from October 30, 2009.

b)
To approve the payment of R$2.907.283.413,91 (two billion, nine hundred and seven million, two hundred eighty-three thousand, four hundred and thirteen Reais and ninety-one cents) as of dividends and/or interest on shareholders’ equity to be paid in two instalments , in April and October 2010 respectively, being the Board of Directors, according to Article 14, section XVI, of Vale’s Bylaws, as well as Article 192 of Law #6.404/76, allowed to resolve , ad referendum, subject to an Annual General Shareholders Meeting, upon the respective payment. In the event the resolution approves the payment of the interest on shareholders’ equity, the amount equivalent to the withholding income tax shall be added to the total of the proposed distribution.

According to this proposal, the shareholders distributions related to the profits from the 2009 fiscal year, shall amount R$3,002,086,222.98 (three billion, two million, eighty-six thousand two hundred and twenty-two Reais and ninety-eight cents), equivalent to R$0.575915 (fifty-seven cents, five tenths, nine hundredths and fifteen thousandths of cents) per share.
IV — EXPANSION / INVESTMENT RESERVE
Therefore, it is proposed that the remaining balance of retained earnings in the amount of R$6.653.281.672,35 (six billion, six hundred fifty-three million, two hundred and eighty-one thousand, six hundred and seventy-two Reais and thirty-five cents) be allocated to the expansion/investment reserve in order to pay for the investment projects outlined in Vale’s budget. Such investment budget shall be submitted to the Annual General Shareholders Meeting for approval, in accordance with Article 196 of Law #6.404.

V — SUMMARY
The 2009 fiscal year net profits should be allocated as follows:

ORIGINS		R$

- Net profits of the year		10,248,947,613.54
- Realization of unrealized income reserve		38,520,245.46

		10,287,467,859,00

ALLOCATIONS

- Legal reserve		512,447,380.68
- Expansion /investment reserve		6,653,281,672.35
- Tax incentive investment reserve		119,652,582.99
- Remuneration to shareholders
Anticipated interest on shareholders’ equity	94,802,809.07
Proposed dividends/Interest on shareholders’ equity	2,907,283,413.91
		3,002,086,222.98

		10.287.467.859,00

Being thus duly explained, we hereby submit this proposal to the Members of the Board of Directors, as resolved by the Executive Officers Board.
Rio de Janeiro, February 08, 2010.
Roger Agnelli
Chief Executive Officer

Fabio de Oliveira Barbosa	Tito Botelho Martins
Chief Financial Officer and	Executive Officer for Non Ferrous Minerals
Investor Relations

Carla Grasso	José Carlos Martins
Executive Officer for Human Resources and	Executive Officer for Ferrous
Corporate Services

Eduardo de Salles Bartolomeo
Executive Officer for Logistics,
Project Management and Sustainability

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: March 25, 2010	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations